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Now that interest rates are staying higher for longer, what other investment opportunities do you see?
Well yes. Rates are going to be higher for longer. I mean there is all this talk since you know late last year for a while now rates are coming down. But you know what no one really knows when.

So you're right.
Rates are going to stay higher for longer.

What are good investment opportunities? Fixed income, money market, and real estate.

Right, because no one really knows when rates will come down. But eventually, I think the general consensus is they are likely to, so investing in real estate right now is better than fixed income because your capital appreciation changes are a lot higher.

Interest rates and real estate prices are inversely related so when the rates come down you get capital appreciation.

And how do you invest in that? Not everyone can afford real estate. You invest in a syndicated investment. There are a lot of syndicated investments out there which are basically funds that you buy a share in and those funds own single family homes, apartment buildings, industrial assets, so you get a piece of it.


Carefully consider the investment objectives, risks, charges and expenses of the Flagship Fund before investing. This and other information can be found in the Fund's prospectus Fundrise.com/flagship. Read them carefully before investing.
#flagshipfundmarketing

01:09/01:31 $\quad$

And the Fundrise Flagship Fund is a good one where for as little as $10 you can invest in a portfolio that has these high rent growth type assets in its portfolio giving you the chance to participate in the market where normally somebody needs to be a real estate investor to do that.

And actually I'll add their prospectus into our linked in bio so everyone can get a better idea of how to invest in the Fundrise Flagship Fund.

 **alexisanddean**
Alexis and Dean · 5d ago

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What investment opportunities are there when rates are higher for longer? **#FundrisePartner** Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. **#flagshipfundmarketing #housing #investing #higherforlonger #interestrates #mortgagerates**

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